UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

APi Group Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00187Y 100 (Common Stock)

(CUSIP Number)

Mariposa Acquisition IV, LLC

c/o Mariposa Capital, LLC

500 South Pointe Drive, Suite 240

Miami Beach, Florida 33139

Attn: Martin E. Franklin

(786) 482-6333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 19, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 00187Y 100	Page 2 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sir Martin E. Franklin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,816,916*
	8	SHARED VOTING POWER 19,435,542*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,435,542*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,252,458*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	12.0%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	See Item 5

SCHEDULE 13D

CUSIP No. 00187Y 100	Page 3 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mariposa Acquisition IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,008,640*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,008,640*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,008,640*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5

SCHEDULE 13D

CUSIP No. 00187Y 100	Page 4 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MEF Holdings, LLLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,435,542*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,435,542*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,435,542*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	See Item 5

SCHEDULE 13D

CUSIP No. 00187Y 100	Page 5 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ian G. H. Ashken
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,306,841*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,306,841*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	See Item 5

SCHEDULE 13D

CUSIP No. 00187Y 100	Page 6 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) IGHA Holdings, LLLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,978,779*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,978,779*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	See Item 5

SCHEDULE 13D

CUSIP No. 00187Y 100	Page 7 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James E. Lillie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,142,255*
	10	SHARED DISPOSITIVE POWER 5,455,411*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,597,666*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	See Item 5

SCHEDULE 13D

CUSIP No. 00187Y 100	Page 8 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JTOO LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,455,411*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,455,411*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5

SCHEDULE 13D

CUSIP No. 00187Y 100	Page 9 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert A. E. Franklin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,012,409*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,012,409*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	See Item 5

Explanatory Note

The purpose of this Amendment (as defined below) is to report a decrease in the percentage of shares of Common Stock (as defined below) beneficially owned by the Reporting Persons solely due to the change in the number of shares of Common Stock outstanding as a result of the April Offering (as defined below).

Item 1.	Security and Issuer.

This Amendment No. 5 (the “Amendment”) amends the Statement on Schedule 13D, initially filed with the Securities and Exchange Commission (the “Commission”) on April 29, 2020 (as amended by Amendment No. 1, filed on January 5, 2021, Amendment No. 2, filed on September 17, 2021, Amendment No. 3, filed on January 5, 2022 and Amendment No. 4, filed on January 3, 2024, the “Statement”) with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of APi Group Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1100 Old Highway 8 NW, New Brighton, MN 55112. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings set forth in the Statement.

Item 4.	Purpose of the Transaction.

Item 4 of the Statement is hereby amended by the addition of the following:

On April 19, 2024, in connection with the closing of the April Offering (as defined below), the Issuer issued 11,000,000 shares of Common Stock, which resulted in a decrease in the percentage of shares of Common Stock beneficially owned by the Reporting Persons as disclosed in Item 5 of this Amendment.

The information contained in Item 6 of this Amendment is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Paragraphs (a) – (c) of the Statement are hereby amended and restated in their entirety as follows:

(a)–(b)

As of the date hereof, M. Franklin beneficially owns 33,252,458 shares of Common Stock (which includes Series A Preferred Stock convertible into Common Stock within 60 days) consisting of (i) shared power to vote, or to direct the vote, and shared power to dispose, or to direct the disposition of, 19,435,542 shares of Common Stock (which includes 4,000,000 shares of Series A Preferred Stock convertible into 4,000,000 shares of Common Stock within 60 days) controlled or held, directly or indirectly, by one or more of the Franklin Reporting Persons and (ii) sole power to vote, or to direct the vote, of 13,816,916 shares of Common Stock held directly by IGHA Holdings, JTOO, Lillie and R. Franklin (each as further described below).

Each of M. Franklin, MEF Holdings and Mariposa has shared power to vote, or to direct the vote, and shared power to dispose, or to direct the disposition of, an aggregate of 19,435,542, 19,435,542 and 4,008,640 shares of Common Stock (which includes Series A Preferred Stock convertible into Common Stock within 60 days), respectively. The shares beneficially owned by M. Franklin consist of (i) 15,426,902 shares of Common Stock held directly by MEF Holdings, (ii) 4,000,000 shares of Series A Preferred Stock held by Mariposa that are convertible at any time at the option of the holder into the same number of shares of Common Stock, (iii) 8,640 shares of Common Stock held directly by Mariposa and (iv) 6,206,841, 6,597,666 and 1,012,409 shares of Common Stock held by the Ashken Reporting Persons, Lillie Reporting Persons and R. Franklin, respectively (which M. Franklin has the sole power to vote pursuant to the Proxy Agreement). In the aggregate, such 33,252,458, 19,435,542, and 13,816,916 shares of Common Stock represent approximately 12.0%, 7.0% and 5.0%, respectively, of all outstanding shares of Common Stock (assuming the conversion of the shares of Series A Preferred Stock). M. Franklin and MEF Holdings may be deemed to have a pecuniary interest in 15,430,635 shares of Common Stock and 1,728,400 shares of Series A Preferred Stock.

As of the date hereof, (i) Ashken may be deemed to beneficially own and have (A) shared power to vote, or to direct the vote, of an aggregate of 100,000 shares of Common Stock and (B) shared power to dispose, or to direct the disposition of, an aggregate of 6,306,841 shares of Common Stock, (ii) IGHA Holdings may be deemed to beneficially own and have shared power to dispose, or to direct the disposition of, an aggregate of 5,978,779 shares of Common Stock, (iii) Lillie may be deemed to beneficially own and have (A) shared power to dispose, or to direct the disposition of, an aggregate of 5,455,411 shares of Common Stock and (B) sole power to dispose, or to direct the disposition of, an aggregate of 1,142,255 shares of Common Stock, (iv) JTOO may be deemed to beneficially own and have shared power to dispose, or to direct the disposition of, an aggregate of 5,455,411 shares of Common Stock and (v) R. Franklin may be deemed to beneficially own and have sole power to dispose, or to direct the disposition of, an aggregate of 1,012,409 shares of Common Stock. In the aggregate, such 100,000, 6,306,841, 5,978,779, 5,455,411, 1,142,255 and 1,012,409 shares of Common Stock represent approximately 0.1%, 2.3%, 2.2%, 2.0%, 0.4% and 0.4%, respectively, of all outstanding shares of Common Stock. Each of IGHA Holdings, JTOO and R. Franklin directly owns 19.2%, 19.2% and 2.0%, respectively of Mariposa, representing a pecuniary interest in 1,659, 1,659 and 173 shares of Common Stock and 768,000, 768,000 and 80,000 shares of Series A Preferred Stock.

(c)

On March 4, 2024, IGHA Holdings sold 150,000 shares of Common Stock on the open market pursuant to a Rule 10b5-1 trading plan at a weighted average price per share of $38.38 (with prices ranging from $38.155 to $38.52, inclusive).

On March 4, 2024, JTOO sold 125,000 shares of Common Stock on the open market pursuant to a Rule 10b5-1 trading plan at a weighted average price per share of $38.38 (with prices ranging from $38.155 to $38.53, inclusive).

Except as otherwise described herein, no other transactions were effected by the Reporting Persons in the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended by the addition of the following:

On February 29, 2024, the Issuer entered into an underwriting agreement (the “February Underwriting Agreement”) with UBS Securities LLC and Citigroup Global Markets Inc., as representatives of the several underwriters named therein, pursuant to which the selling stockholders named therein effected an underwritten secondary public offering (the “February Offering”) of shares of Common Stock. In connection therewith, each of the Franklin Reporting Persons, the Ashken Reporting Persons and the Lillie Reporting Persons entered into customary lock-up agreements with such representatives pursuant to which they have agreed that, prior to May 29, 2024, subject to certain exceptions, each of them will not, without the prior written consent of such representatives, directly or indirectly dispose of or hedge any shares of Common Stock or any securities convertible into or exchangeable for Common Stock (the “February-Lock Up Agreements”). A copy of the form of February Lock-Up Agreement is attached hereto as Exhibit F and is incorporated herein by reference.

On April 16, 2024, the Issuer entered into an underwriting agreement (the “April Underwriting Agreement”) with Citigroup Global Markets Inc., BofA Securities, Inc. and UBS Securities LLC, as representatives of the several underwriters named therein, pursuant to which the Issuer issued 11,000,000 shares of Common Stock (the “April Offering”). In connection therewith, each of Messrs. Franklin (including Mariposa), Ashken and Lillie entered into customary lock-up agreements with such representatives pursuant to which they agreed that, prior to June 15, 2024, subject to certain exceptions, each of them will not, without the prior written consent of such representatives, directly or indirectly dispose of or hedge any shares or any securities convertible into or exchangeable for Common Stock (the “April Lock-Up Agreements,” and together with the February Lock-Up Agreements, the “Lock-Up Agreements”). A copy of the form of April Lock-Up Agreement is attached hereto as Exhibit G and is incorporated herein by reference.

Each of IGHA Holdings, JTOO and MEF Holdings have adopted a Rule 10b5-1 trading plan that is intended to satisfy the affirmative defense conditions of Exchange Act Rule 10b5-1(c), which provides for the sale of up to 450,000 shares, 375,000 shares, and 1,980,000 shares of Common Stock, respectively, over a period of time and at prices as specified in the trading arrangement. Such trading plans were adopted in compliance with the applicable Lock-Up Agreements.

Item 7.	Materials to be Filed as Exhibits.

Exhibit D — Joint Filing Agreement among the Reporting Persons, dated January 5, 2021 (incorporated by reference to Exhibit D to the Statement filed by the Reporting Persons with respect to the Issuer on January 5, 2021).

Exhibit E — 2021 Proxy Agreement, dated January 5, 2021 (incorporated by reference to Exhibit E to the Statement filed by the Reporting Persons with respect to the Issuer on January 5, 2021).

Exhibit F — Form of February Lock-Up Agreement.

Exhibit G — Form of April Lock-Up Agreement.

SIGNATURE

After reasonable inquiry and to the best of each of the Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2024

MARIPOSA ACQUISITION IV, LLC

By:	/s/ Martin E. Franklin
Name: Martin E. Franklin
Title: Manager

MEF HOLDINGS, LLLP

By: MEF Holdings, LLC, the general partner of MEF
Holdings, LLLP

By: Mariposa Capital, LLC, the manager of MEF
Holdings, LLC

By:	/s/ Desiree DeStefano
Name: Desiree DeStefano
Title: Chief Financial Officer

/s/ Martin E. Franklin
Martin E. Franklin

IGHA HOLDINGS, LLLP

By: IGHA Holdings, LLC, the general partner of IGHA
Holdings, LLLP

By:	/s/ Ian G. H. Ashken
Name: Ian G. H. Ashken
Title: Manager

/s/ Ian G. H. Ashken
Ian G. H. Ashken

JTOO LLC

By:	/s/ James E. Lillie
Name: James E. Lillie
Title: Manager

/s/ James E. Lillie
James E. Lillie

/s/ Robert A. E. Franklin
Robert A. E. Franklin

[Signature Page to Amendment No. 5]